EXHIBIT 11.1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	Three Months Ended
	March 31,
	2006	2005

Net income applicable to common stock	$15,525	$9,699

Average number of common shares outstanding	16,639	12,677

Net income per share - Basic	$0.93	$0.77

Average number of common shares outstanding	16,639	12,677
Add: Assumed exercise of stock options and vesting of stock grants	118	83

Common and common equivalent shares outstanding	16,757	12,760

Net income per share - Diluted	$0.93	$0.76